SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ZYNEX, INC.
(Name of Issuer)

Common Stock, 0.001 Par Value
(Title of Class of Securities)

98986M 103
(CUSIP Number)

Thomas Sandgaard

9555 Maroon Circle

Englewood, CO 80112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Sandgaard
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
2,523,392 (1)
	8	SHARED VOTING POWER:
14,800,000 (2)
	9	SOLE DISPOSITIVE POWER:
2,523,392 (1)
	10	SHARED DISPOSITIVE POWER:
14,800,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,323,392(1) (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.85 (3)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 2,129,571 shares of common stock and options to purchase 393,821 shares of common stock that are exercisable within 60 days. All beneficial ownership numbers and percentages exclude options to purchase 750 shares of common stock issued to Mr. Thomas Sandgaard on December 14, 2017 by the Issuer which would not vest within 60 days.

(2) Represents 14,800,000 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole member, and, in such capacity, has voting and dispositive power over the securities held by this entity.

(3) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 32,387,398 shares of the Issuer’s common stock issued and outstanding as of June 6, 2019.

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sandgaard Holdings LLC Tax ID: 83-0997050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
14,800,000
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
14,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,800,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.70% (1)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentages set forth in this column are based on 32,387,398 shares of the Issuer’s common stock issued and outstanding as of June 6, 2019.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 10 to the Schedule 13D relates is the common stock, $0.001 par value, of ZYNEX, INC., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 9555 Maroon Circle, Englewood, CO 80112.

Item 2. Identity and Background

(a) This statement is being filed by Thomas Sandgaard and Sandgaard Holdings LLC (collectively, the “Reporting Persons”).

(b) Mr. Sandgaard’s business address is 9555 Maroon Circle, Englewood, CO 80112. Sandgaard Holdings LLC business address is 9555 Maroon Circle, Englewood, CO 80112.

(c) Mr. Sandgaard is currently employed as Chief Executive Officer and President of the Issuer and Chairman of the Board of Directors of the Issuer. The Issuer has a business address at 9555 Maroon Circle, Englewood, CO 80112 and is primarily engaged in the business of designing, manufacturing and marketing medical devices that treat chronic and acute pain among others.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thomas Sandgaard is a citizen of the United States. Sandgaard Holdings LLC was formed in the State of Colorado.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Sandgaard beneficially owns 17,323,392 shares or 52.85% of the Issuer’s common stock, including (i) 2,129,571 shares of common stock and options to purchase 393,821 shares of common stock that are exercisable within 60 days and (ii) 14,800,000 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole member, and, in such capacity, has voting and dispositive power over the securities held by this entity.

(b)	Mr. Sandgaard may be deemed to hold sole voting and dispositive power over 2,523,392(1) shares of common stock of the Issuer and shared voting and dispositive power over 14,800,000 shares of common stock of the Issuer.

(c)	On June 5, 2019, Sangaard Holdings LLC sold 17,667 shares of the Issuer’s common stock at a price of $8.00 per share under a Rule 10b5-1 trading plan. The transaction took place in Denver, Colorado. On June 6, 2019, Sangaard Holdings LLC sold 18,201 shares of the Issuer’s common stock at a price of $8.00 per share under a Rule 10b5-1 trading plan. The transaction took place in Denver, Colorado.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Amendment No. 10 to the Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 17,323,392 shares of common stock reported in Item 5(a).

(e)	Not applicable.

(1) Includes 2,129,571 shares of common stock and options to purchase 393,821 shares of common stock that are exercisable within 60 days. All beneficial ownership numbers and percentages exclude options to purchase 750 shares of common stock issued to Mr. Thomas Sandgaard on December 14, 2017 by the Issuer which would not vest within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Sandgaard Holdings LLC (previously filed as Exhibit 99.1 to the Company’s Schedule 13D filed on July 9, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2019	/s/ Thomas Sandgaard
	Name:	Thomas Sandgaard

Dated: June 6, 2019	Sandgaard Holdings LLC

	By:	/s/ Thomas Sandgaard
	Name:	Thomas Sandgaard
	Title:	Member